Exhibit 12.1
EOP OPERATING LIMITED PARTNERSHIP
Statement of Earnings to Fixed Charges
     Earnings for the six months ended June 30, 2005 were inadequate to cover fixed charges by approximately $12 million. The deficiency was due to a non-cash impairment charge of approximately $180.9 million recorded during the second quarter of 2005.